Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
Tabcorp Holdings Limited	66 063 780 709

We ~~(the entity)~~ give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market buy-back within 10/12 limit
2	Date Appendix 3C was given to ASX	2 March 2006

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	36,024	36,024
4	Total consideration paid or payable for the shares	$551,480.61	$552,002.96

3/28

+ See chapter 19 for defined terms.

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	highest price paid: date: $15.38 lowest price paid: date: $15.20	highest price paid: $15.34 lowest price paid: $15.29 highest price allowed under rule 7.33: $15.97

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	36,024

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: ....21 March 2006...........
(~~Director/~~Company secretary)

Print name: Kerry Willcock

== == == == ==

+ See chapter 19 for defined terms.